Exhibit 21.1

Subsidiaries of Paratek Pharmaceuticals, Inc.

Name	State or Jurisdiction of Incorporation or Organization
Paratek Pharma, LLC	Delaware
Paratek Securities Corporation	Massachusetts
Paratek UK, LTD	United Kingdom
Transcept Pharma, Inc.	Delaware